82-51



TransCanada
450 – 1 Street S. W.
Calgary, Alberta T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

03 JUN 12 AM 7:21

CORPORATE - SECRETARIAL - FACSIMILE

SUPPL

*The information contained in this facsimile message is **legally privileged and confidential** and is intended only for the individual or entity named below. If the reader of this information is not the intended recipient, please be notified that any dissemination, distribution or copy of this fax is strictly prohibited. If you have received this fax in error, we would appreciate your notifying the sender at the telephone number provided below and returning the original message to us at the above address by mail. Thank you.*



To: *The Toronto Stock Exchange*
Attention: Manager, Market Surveillance
Fax Number: (416) 646-7263

To: *New York Stock Exchange*
Attention: Elizabeth V. Montz
Fax Number: 212-656-5071/5072

03022716

To: *Securities and Exchange Commission*
Attention: Filing Desk, Stop 1-4
Fax Number: (202) 942-9628

From: Brenda Hounsell, Corporate Secretarial Department

Date: June 11, 2003 Time: 6:45 MDT

Number of Pages (including Cover) 3

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

Re: News Release

Please see the attached news release scheduled to cross the Canada News at 7:00 a.m. MDT:

"TransCanada Agrees to Build 550 Megawatt Quebec Power Plant"

6/19

Disposition of Original:

Sent by Courier	
Sent by Mail:	
Held on our File:	X

If message is unclear or incomplete, please contact the operator:
Operator: Brenda Hounsell Phone: (403) 920-7680

\\CAL-FILES\FBVOL1\DEPTS\Corporate_Secretary\CONTINUOUS_DISCLOSURE_PRESS_RELEASES\TC_Corporation\Stock Exchanges\FAX_TSE_NYSE_SEC.DOC



TransCanada
In business to deliver

NewsRelease

TransCanada Agrees to Build 550 Megawatt Québec Power Plant

CALGARY, Alberta – June 11, 2003– (TSX: TRP) (NYSE: TRP) – TransCanada Corporation today announced that it has agreed to develop a 550 megawatt natural gas-fired cogeneration power plant in Québec.

The power plant will be located in the Bécancour Industrial Park, near Trois-Rivières and will supply its entire power output to Hydro-Québec Distribution under a 20-year power purchase contract. The plant will also supply steam to certain major businesses located within the industrial park.

"TransCanada already has a significant investment in Québec through our natural gas transmission business," said Hal Kvisle, TransCanada's chief executive officer. "We look forward to increasing our investment in the province with the Bécancour Cogeneration Project as well as future projects in natural gas transmission and power generation."

The cost of the Bécancour project is estimated at approximately $500 million. Construction of the facility is expected to begin next year, pending receipt of regulatory approvals. It is expected the plant will be in service in late 2006.

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 38,000 kilometres of pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. Including the Bécancour plant, TransCanada owns, controls or is constructing more than 4,500 megawatts of power – an equal amount of power can meet the needs of about 4.5 million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the Internet at www.transcanada.com for more information.

Note: All financial figures are in Canadian dollars unless noted otherwise.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

– 30 –

Media Inquiries:	Glenn Herchak/Kurt Kadatz	(403) 920-7877
Investor & Analyst Inquiries:	David Moneta/Debbie Persad	(403) 920-7911

****
*** RX REPORT ***
****

RECEPTION OK

TX/RX NO	8624
CONNECTION TEL	403 920 2467
SUBADDRESS	
CONNECTION ID	
ST. TIME	06/11 07:37
USAGE T	01'02
PGS.	3
RESULT	OK

TransCanada

450 – 1 Street S. W.
Calgary, Alberta T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

03 JUN 12 AM 7:21

CORPORATE - SECRETARIAL - FACSIMILE

*The information contained in this facsimile message is **legally privileged and confidential** and is intended only for the individual or entity named below. If the reader of this information is not the intended recipient, please be notified that any dissemination, distribution or copy of this fax is strictly prohibited. If you have received this fax in error, we would appreciate your notifying the sender at the telephone number provided below and returning the original message to us at the above address by mail. Thank you.*

To: *The Toronto Stock Exchange*
Attention: Manager, Market Surveillance
Fax Number: (416) 646-7263

To: *New York Stock Exchange*
Attention: Elizabeth V. Montz
Fax Number: 212-656-5071/5072

To: *Securities and Exchange Commission*
Attention: Filing Desk, Stop 1-4
Fax Number: (202) 942-9628

From: Brenda Hounsell, Corporate Secretarial Department

Date: June 10, 2003 Time: 9:30 MDT

Number of Pages (including Cover) 3

Re: News Release

Please see the attached news release scheduled to cross the Canada News immediately:

"TransCanada Estimates Natural Gas Demand to Outpace Traditional Supply in Report to U.S. House Committee"

Disposition of Original:

Sent by Courier ______
Sent by Mail: ______
Held on our File: X

If message is unclear or incomplete, please contact the operator:
Operator: Brenda Hounsell Phone: (403) 920-7680

S:\Corporate_Secretary\CONTINUOUS_DISCLOSURE_PRESS_RELEASES\TC_Corporation\Stock Exchanges\FAX_TSE_NYSE_SEC.DOC



TransCanada
In business to deliver

NewsRelease

TransCanada Estimates Natural Gas Demand to Outpace Traditional Supply in Report to U.S. House Committee

CALGARY, Alberta – June 10, 2003 – (TSX: TRP) (NYSE: TRP) – TransCanada Corporation told a U.S. House Committee in Washington, DC today that the company expects the growth in natural gas demand in North America to outpace supply from traditional gas sources over the next several years.

Hal Kvisle, TransCanada's chief executive officer, was testifying at the U.S. House Committee on Energy and Commerce hearing on natural gas supply and demand. Mr. Kvisle represented TransCanada and Foothills Pipe Lines Ltd.

"We believe natural gas from Canada's North and from Alaska, as well as liquefied natural gas, are all required in the next decade if North America is to have competitive gas prices," said Mr. Kvisle at the hearing. "We estimate natural gas demand growth of more than 15 billion cubic feet per day by 2012, but supply growth from traditional North American sources is not expected to be more than 5 billion cubic feet per day."

Mr. Kvisle said natural gas from the Mackenzie Delta in Canada's North and from Prudhoe Bay in Alaska are both required to help meet increased demand. Foothills and TransCanada support the development of two separate pipelines to move northern gas to markets. The Mackenzie Valley pipeline, which is expected to go first, could be in service by late 2008. Gas from Prudhoe Bay could be flowing south by late 2011, moving along the Alaska Highway and across Canada under the existing Canada/U.S. treaty and the Northern Pipeline Act. The integration of Mackenzie Delta and Prudhoe gas into the existing Canadian and U.S. pipeline grids will bring substantial benefits to both Western Canadian and northern producers, through more efficient use of existing infrastructure.

Foothills holds the certificates awarded by the Government of Canada to construct the Canadian portion of the Alaska Highway natural gas pipeline project. Last month TransCanada announced the purchase of the remaining share of Foothills it did not already own. Pending regulatory approvals, TransCanada will own 100 per cent of Foothills.

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 38,000 kilometres (24,000 miles) of pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada has interests in more than 4,000 megawatts of power – an equal amount of power can meet the needs of about four million average households. Our common shares trade under the symbol TRP [illegible] stock exchanges. Visit us on the Internet at www.transcanada.com for more information.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

– 30 –

Media Inquiries: Glenn Herchak (403) 920-7877

Investor & Analyst Inquiries: David Moneta/Debbie Persad (403) 920-7911

****
*** RX REPORT ***
****

RECEPTION OK

TX/RX NO	8622
CONNECTION TEL	403 920 2467
SUBADDRESS	
CONNECTION ID	
ST. TIME	06/10 10:24
USAGE T	01'07
PGS.	3
RESULT	OK

TransCanada

450 – 1 Street S. W.
Calgary, Alberta T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

03 JUN 12 AM 7:21

CORPORATE - SECRETARIAL - FACSIMILE

To: *The Toronto Stock Exchange*
Attention: Manager, Market Surveillance
Fax Number: (416) 646-7263

To: *New York Stock Exchange*
Attention: Elizabeth V. Montz
Fax Number: 212-656-5071/5072

To: *Securities and Exchange Commission*
Attention: Filing Desk, Stop 1-4
Fax Number: (202) 942-9628

From: Brenda Hounsell, Corporate Secretarial Department

Date: June 9, 2003 Time: 11:20 MDT

Number of Pages (including Cover) 3

Re: News Release

Please see the attached news release scheduled to cross the Canada News Wire at 12:00 p.m. MDT:

"TransCanada Announces US$350 Million Note Issue"

Disposition of Original:

Sent by Courier ______
Sent by Mail: ______
Held on our File: X

If message is unclear or incomplete, please contact the operator:
Operator: Brenda Hounsell Phone: (403) 920-7680



TransCanada
In business to deliver

NewsRelease

TransCanada Announces US$350 Million Note Issue

CALGARY, Alberta – June 9, 2003 – (TSX: TRP) (NYSE: TRP) – TransCanada Corporation announced today that its wholly owned subsidiary, TransCanada PipeLines Limited, has entered into an underwriting agreement to issue US$350 million of 4.0% notes maturing in 10 years, due June 15, 2013. The net proceeds of this offering will be used to repay outstanding indebtedness.

The notes will be offered and sold under the company's base shelf prospectus dated May 30, 2003. The notes are being offered only in the United States. A prospectus supplement reflecting the terms of the offering will be filed with securities regulatory authorities in Alberta [illegible]

Citigroup Global Markets Inc. is the lead manager for the offering. Copies of the U.S. final prospectus relating to the offering may be obtained from Citigroup Global Markets Inc. at Citigroup Global Markets Inc., Brooklyn Army Terminal, 140 58th St., Brooklyn, New York, 11220

This news release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state.

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 38,000 kilometres (24,000 miles) of pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada has interests in more than 4,000 megawatts of power – an equal amount of power can meet the needs of about four million average households. Our common [illegible] on the Internet at www.transcanada.com for more information.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

– 30 –

Media Inquiries:	Glenn Herchak/Kurt Kadatz	(403) 920-7877
Investor & Analyst Inquiries:	David Moneta/Debbie Persad	(403) 920-7911

****
*** RX REPORT ***
****

RECEPTION OK

TX/RX NO	8620
CONNECTION TEL	403 920 2467
SUBADDRESS	
CONNECTION ID	
ST. TIME	06/09 12:15
USAGE T	01'00
PGS.	3
RESULT	OK